Dynamic Leisure Corporation

5680A W. Cypress Street

Tampa, FL 33607

813-877-6300

November 9, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mr. Max A. Webb, Assistant Director

Re:	Dynamic Leisure Corporation
Registration Statement on Form SB-2 (File No. 333-134068)

Dear Mr. Webb:

Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Dynamic Leisure Corporation, a Minnesota corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-134068) filed with the Commission on May 12, 2006 (the “Resale Registration Statement”). The Resale Registration Statement was intended to register the resale of up to an aggregate of 7,035,167 shares of the Company’s common stock, of which 1,240,000 shares have been issued and are outstanding, 100,000 were being registered as “150% coverage shares” required by contract, 3,649,667 shares are issuable upon conversion of outstanding convertible promissory notes, and 2,045,500 shares are issuable upon exercise of outstanding warrants. The Resale Registration Statement has not been declared effective and the Company hereby confirms that no securities have been offered or sold pursuant to the Resale Registration Statement. The shares of common stock to be registered were originally issued to selling security holders in private placements exempt from registration pursuant to Section 4(2) and Regulation D of the Act. The Company was not registering shares of common stock for sale by the Company.

The Company plans to undertake private offerings in reliance on Rule 155(c) of the Act. Accordingly, the Company believes that the withdrawal of the Resale Registration Statement is consistent with the public interest and the protection of investors.

It is our understanding that this application for withdrawal of the Resale Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions or comments about the foregoing, please call the undersigned at (813) 877-6300 or Scott C. Kline, Esq. of Crone Rozynko LLP, the Company’s counsel, at (415) 955-8900.

Sincerely,

/s/ Daniel G. Brandano

Daniel G. Brandano

President

cc:	Scott C. Kline, Esq.

Crone Rozynko LLP